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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934
NEXTEL PARTNERS, INC.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
65333F107
(CUSIP Number)
February 19, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        / /      Rule 13d-1(b)

        /X/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:    65333F107

1	NAME OF REPORTING PERSONS S.S. or I.R.S. Identification No. of above person.
William H. Gates III

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
9,022,906

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
9,022,906

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
9,022,906

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares / /

(11)	Percent of Class Represented by Amount in Row (9)
5.45%

(12)	Type of Reporting Person (See Instructions)
IN

Item 1.	(a)	Name of Issuer: Nextel Partners, Inc. (the "Issuer")
	(b)	Address of Principal Executive Offices of the Issuer: 4500 Carillon Point, Kirkland, WA 98033
Item 2.	(a)	Name of Person Filing: William H. Gates III
	(b)	Address of Principal Business Office: One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship: William H. Gates III is a citizen of the United States of America
	(d)	Title of Class of Securities: Class A Common Stock ("Common Stock")
	(e)	CUSIP Number: 65333F107
Item 3.	Not Applicable
Item 4.	Ownership.
(a) Amount beneficially owned: 9,022,906*
(b) Percent of class: 5.45%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 9,022,906*
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 9,022,906*

* Represents shares of Common Stock owned by Cascade Investment, L.L.C. ("Cascade") and by Mente, L.L.C. ("Mente"). All Common Stock held by Cascade or Mente may be deemed to be beneficially owned by William H. Gates III as the sole member of each of Cascade and Mente. Michael Larson, the manager and executive officer of each of Cascade and Mente, has voting and investment power with respect to the Common Stock held by each of Cascade and Mente. Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade, Mente and Mr. Gates.
Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable
Item 9.	Notice of Dissolution of a Group: Not Applicable
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2002
WILLIAM H. GATES III
/s/ MICHAEL LARSON William H. Gates III, by Michael Larson as attorney in fact*

* Duly authorized under power of attorney dated March 14, 2001, by and on behalf of William H. Gates III, filed with Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

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SIGNATURE